(m)(2)(iv)

[ING Funds]

March 14, 2014

ING Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona  85258

Re:                             Reduction in Fee Payable under the ING Partners, Inc. Amended and Restated Distribution Plan

Ladies and Gentlemen:

ING Investments Distributor, LLC (“IID”) hereby waives a portion of the distribution fee payable to IID for ING Invesco Equity and Income Portfolio under the ING Partners, Inc. Amended and Restated Distribution Plan (the “Distribution Plan”) in an amount equal to 0.02% per annum on the average daily net assets attributable to Service 2 Class Shares.

The amount waived in accordance with this letter is in addition to the current waiver of 0.10% per annum in place on the average daily net assets attributable to the Portfolio’s Service 2 Class Shares for a total waiver amount of 0.12%, as if the distribution fee specified in the Distribution Plan were 0.13%.  By this letter, we agree to waive that fee by the additional 0.02% amount for the period from the close of business on March 14, 2014 through May 1, 2016.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of ING Partners, Inc.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:

ING Partners, Inc.

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investments Distributor, LLC